[Letterhead of Eversheds Sutherland (US) LLP]
March 8, 2021
VIA EDGAR

Megan Miller
Staff Accountant
Division of Investment Management
United States Securities and Exchange Commission
3 World Financial Center
New York, NY 10281

Re:     Priority Income Fund, Inc.
    Registration Statement on Form N-2
(File Nos. 333- 237329 and 811-22725)
Dear Ms. Miller:
On behalf of Priority Income Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on March 5, 2021 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-237329 and 811-22725) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”).

Accounting Comments

1.(Page 48) Please update the “Senior Securities” table to also include information regarding the Fund’s senior securities as of December 31, 2021. See Instruction 3 to Item 4.1 of Form N-2.

Response:     The Fund will make the requested update.

2.(Page 48) With regard to the “Senior Securities” table, please confirm that the Fund has reviewed the Expert Panel Minutes of the American Institute of Certified Public Accountants from November 17, 2015 regarding the treatment of deferred offering costs and unamortized discount.

Response:     The Fund has reviewed the Expert Panel Minutes of the American Institute of Certified Public Accountants from November 17, 2015 regarding the treatment of deferred offering costs and unamortized discount. The Fund is currently presenting all senior securities at par, however, it was not including debt issuance costs in the numerator as an asset when calculating asset coverage. As this is not a material difference, the Fund will update its calculation on a go-forward basis.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:    M. Grier Eliasek, Prospect Capital Management L.P.

45794241.2